EXHIBIT 7.1
Explanation of ratio calculations


Other financial data

Other financial data in accordance with                          2002        2001        2000        1999        1998
                                                                 ----        ----        ----        ----        ----
UK GAAP (1):

Return on average total assets (2)                              1.02%       0.95%       1.10%       0.86%       0.81%
Return on average ordinary shareholders' equity (3)             21.9%       24.3%       26.6%       19.4%       20.4%
Average shareholders' equity as a percentage of average
  total assets                                                   4.9%        4.2%        4.3%        4.7%        4.3%

Risk asset ratio
     Tier 1                                                      8.9%        7.9%        7.1%        9.2%        8.3%
     Total                                                      13.0%       12.3%       12.2%       16.2%       13.2%
Ratio of earnings to combined fixed charges
  and preference share dividends (4)
     Including interest on deposits                              2.04        1.58        1.52        1.45        1.28
     Excluding interest on deposits                              3.82        4.30        4.88        3.82        2.16
Ratio of earnings to fixed charges only (4)
     Including interest on deposits                              2.07        1.60        1.53        1.47        1.29
     excluding interest on deposits                              4.00        4.56        5.16        4.05        2.24

Other financial data in accordance with US GAAP:

Return on average total assets (2)                              1.18%       1.11%       1.40%       0.86%       0.83%
Return on average ordinary shareholders' equity (3)             27.5%       30.5%       39.5%       22.6%       24.7%
Average shareholders' equity as a percentage
 of average total assets                                         4.6%        3.9%        3.8%        4.1%        3.7%

Ratio of earnings to combined fixed charges
 and preference share dividends (4)
     Including interest on deposits                              2.28        1.73        1.67        1.46        1.29
     Excluding interest on deposits                              4.48        5.12        5.97        3.86        2.18
Ratio of earnings to fixed charges only (4)
     Including interest on deposits                              2.32        1.75        1.68        1.46        1.29
     Excluding interest on deposits                              4.69        5.42        6.32        4.03        2.24

Notes:

(1) All prior years have been restated following the implementation of FRS 19 in 2002.

(2) Return on average total assets represents profit attributable to ordinary shareholders as a percentage of average total assets.

(3) Return on average ordinary shareholders' equity represents profit attributable to ordinary shareholders expressed as a percentage of average ordinary shareholders' equity.

(4) For this purpose, earnings consist of income before taxes and minority interests, plus fixed charges less the unremitted income of associated undertakings (share of profits less dividends received). Fixed charges consist of total interest expense, including or excluding interest on deposits and debt securities in issue, as appropriate, and the proportion of rental expense deemed representative of the interest factor (one third of total rental expenses).